

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2013

<u>Via E-mail</u>
Jill Green, Esq.
Associate General Counsel
Transocean Ltd.
10 Chemin de Blandonnet
Geneva, Switzerland CH-1214

> **Re: Transocean Ltd.**
> **Definitive Additional Materials**
> **Filed April 16 and 18, 2013**
> **File No. 0-53533**

Dear Ms. Green:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Soliciting Materials</u>

<u>General</u>

1. Please respond to the comments issued on April 15, 2013.

<u>Progress; Operational Improvement</u>

2. We note that you state that Transocean "[i]mproved adjusted earnings per share from operations by ~160%." In future filings, please revise to further describe the basis for your estimated value by disclosing the adjusted earnings per share from operations for each period.

Icahn's Misguided Agenda

3. In future filings, please revise your soliciting materials to characterize each statement of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists.

4. We note that in several places you assert that Icahn's nominees lack independence. In future filings, please revise to clarify each time that you assert that they lack independence whether you mean that they are not independent under the standards applicable to Transocean, as described in Item 407(a) of Regulation S-K, or whether you mean that they have a relationship to the Icahn entities.

5. Regarding Mr. Merksamer, we note that you state that there are "concerns regarding propriety of behavior raised in Dynegy bankruptcy in connection with improperly shielding coal assets from creditors." Please revise to provide more support and context for this statement or delete the disclosure. For example, please describe the concerns and behavior as they specifically relate to Mr. Merksamer.

6. We note that you state that in June 2012, minority shareholders filed a breach of fiduciary duty suit against Mr. Lipinski and Mr. Merksamer. Please revise to provide more support and context for the lawsuit or delete the disclosure.

7. We note that you include statements that attempt to connect another company's decision not to nominate Mr. Alapont for an additional director term or poor shareholder return performance with Mr. Alapont's performance on the board. In future filings, please revise to acknowledge each time such assertions are made that there may have been other factors that contributed to the director nomination decision or stock performance.

Please contact me at (202) 551-3411 with any questions.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers and Acquisitions